UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras clarifies on bidding process for vessels
—

Rio de Janeiro, March 25, 2025 – Petróleo Brasileiro S.A. – Petrobras, in relation to the news published in the media about Petrobras' “R$16 billion bidding process for offshore vessels”, clarifies that the company has provided the clarifications requested, due to a complaint.

Following the clarifications provided by Petrobras, two technical units of the TCU - Brazilian General Accounting Office - issued pronouncements, on 03/17/2025 and 03/21/2025 respectively, in which both technical units (“AudContratações” and “AudPetróleo”) concluded that the alleged irregularities pointed out by the complainant had not been characterized, which is why they propose rejecting the request for a precautionary measure and, on the merits, considering the complaint unfounded, closing the case.

This proposal will be subject to analysis by the Reporting Minister and subsequent judgment by the TCU Plenary.

Petrobras reinforces its commitment to transparency and compliance in its bidding processes, conducted in compliance with Law No. 13,303/2016 and Petrobras' Bidding and Contract Regulations, and is fully available to answer any questions from the control bodies, in order to maintain open and transparent communication.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer